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                            May 12, 2021

       Bill Chen
       Chairman and Chief Executive Officer
       Lakeshore Acquisition I Corp.
       Suite A-2F, 555 Shihui Road, Songjiang District
       Shanghai, China 201100

                                                        Re: Lakeshore
Acquisition I Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 5, 2021
                                                            File No. 333-255174

       Dear Mr. Chen:

              We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2021

       Capitalization, page 54

   1. We note you have classified the 250,000 private warrants issued as part of the private units as equity. Please
provide us with your analysis under ASC 815-40 to support your proposed accounting
treatment for these warrants. As part of your analysis, please address whether there are any
terms or provisions in the warrant agreement that provide for potential changes to
the settlement amounts that are dependent upon the characteristics of the holder of the
warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC
815-40.
 Bill Chen
Lakeshore Acquisition I Corp.
May 12, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameBill Chen
                                                        Division of Corporation
Finance
Comapany NameLakeshore Acquisition I Corp.
                                                        Office of Real Estate &
Construction
May 12, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName